05007389

News Release

SUPPL

ZURICH
FINANCIAL SERVICES

Zurich announces the sale of a 10% stake of SA Eagle in support of Black Economic Empowerment in South Africa

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Zurich, April 13, 2005 – Zurich Financial Services Group (Zurich) has signed an agreement to sell a stake of 10% of the total issued share capital of South African Eagle Insurance Company Limited (SA Eagle), a majority-owned subsidiary, to Royal Bafokeng Finance (RBF), a company wholly-owned by the Royal Bafokeng Nation (RBN).

RECEIVED APR 15 2005

The transaction underscores Zurich's commitment to the South African market and to the government's initiative for Black Economic Empowerment (BEE). The goal of BEE, as set out in the Financial Sector Charter, is to strengthen South Africa's democracy through broadening economic participation and creating opportunities for the black people of South Africa.

As part of the agreement, RBF is entitled to nominate one director to the SA Eagle Board and it has an option to increase its shareholding in line with the ownership requirements of the Financial Sector Charter. Moreover, SA Eagle has undertaken, in line with the terms of the Charter, to fund specific projects nominated by RBF in areas such as corporate social investment, enterprise development and empowerment financing, subject to approval by the SA Eagle Board.

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

Martin South, CEO of Zurich's International Businesses Division, said, "We are delighted about this transaction, which supports Black Economic Empowerment in South Africa. We believe that a meaningful participation in the mainstream economy by previously disadvantaged people is essential

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for the success of the South African economy and democracy. The transaction provides us with a chance to explore new business opportunities which support the spirit of the Financial Sector Charter and provide historically disadvantaged people with access to financial services. We look forward to a fruitful collaboration with RBF."

Kgosi Leruo Molotlegi, King of the Royal Bafokeng Nation, said, "The Royal Bafokeng Nation is delighted to be associated with Zurich. The acquisition of this interest in a leading financial services company is an important step in broadening the community's access to cost-effective financial products and increasing our involvement in the national economy."

SA Eagle recorded approximately USD 515 million of gross written premiums for the year ended December 31, 2004 on a local statutory reporting basis.

Note to the Editors:

Royal Bafokeng Nation (RBN) is a community of approximately 300 000 people based in the Rustenburg valley region in the North West Province in South Africa. During the 1860's, RBN started a land-buying program and in the 1920's, substantial platinum group metal reserves were discovered on RBN land. RBN spent earnings from royalties paid by mining companies operating on RBN land on the development of substantial physical infrastructure that has benefited all the inhabitants of the region.

Notwithstanding the mining activity, the region still faces substantial socio-economic developmental challenges. RBN has formulated Vision 2020, which is a long-term plan to address these challenges through creating opportunities for the people of the region over the next two decades to

become economically self-sufficient participants in the regional and national economy. RBN is working with all major stakeholders on an ambitious, multi-level strategy for sustainable economic development that focuses on the development of land, people and business activities.

Royal Bafokeng Finance (RBF) was established by RBN in 2004 in order to reduce its reliance on mining and increase its participation in the national economy. It holds RBN's non-mining commercial assets and aims to provide meaningful diversification benefits to RBN.

SA Eagle is a majority-owned subsidiary of Zurich Financial Services and listed on the JSE Securities Exchange South Africa. It operates in both the personal lines and commercial markets, transacting all classes of short term insurance. It has a network of offices throughout South Africa, subsidiary insurance companies in Botswana and Zimbabwe, and has interests in insurance companies in Mauritius and Swaziland.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 57,000 people.